September 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CapStar Financial Holdings, Inc.
Registration Statement on Form S-1, as amended (File Number 333-213367)
Request for Acceleration of Effectiveness

	Requested Date:	Wednesday, September 21, 2016
	Requested Time:	4:00 p.m., Eastern time

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CapStar Financial Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, September 21, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 580 copies of the preliminary prospectus, dated September 14, 2016 (the “Preliminary Prospectus”), through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Joseph Berry
Name:	Joseph Berry
Title:	Managing Director

SANDLER O’NEILL & PARTNERS, L.P.

By:	/s/ Peter F. Finnerty, Jr.
Name:	Peter F. Finnerty, Jr.
Title:	Principal

[Signature Page - Acceleration request]